Mail Stop 3561

January 8, 2009

Rory J. Cowan
Chairman, Chief Executive Officer and President
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

     Re: **Lionbridge Technologies, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 14, 2008
              File No. 000-26933

Dear Mr. Cowan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           H. Christopher Owings
                           Assistant Director

cc: Kenneth Gordon, Esq.
     Via facsimile to (617) 523-1231